Snow Lake Advances Towards Completion of the Acquisition of

Global Uranium and Enrichment Limited

Winnipeg, Manitoba, February 3, 2026 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ: LITM) ("Snow Lake"), a nuclear fuel cycle company, announces that its acquisition (the "Acquisition") of Global Uranium and Enrichment Limited ("GUE") is advancing towards closing after receipt of all required shareholder and court approvals.

Acquisition of Global Uranium and Enrichment Limited

In October 2025, Snow Lake and GUE entered into an agreement pursuant to which Snow Lake agreed to acquire all of the ordinary shares of GUE that it did not currently own, in consideration of Snow Lake issuing new Snow Lake shares by way of a share scheme of arrangement (the "Share Scheme") and an option scheme of arrangement (the "Option Scheme"), respectively, under Part 5.1 of the Corporations Act 2001 (Cth) ("Corporations Act") (together, the "Schemes").

Snow Lake CEO Remarks

"With the GUE Scheme meetings overwhelmingly approving the Schemes for Snow Lake to acquire GUE, and the Federal Court of Australia approving the transaction, we are now focused on completing this acquisition by mid-February 2026" said Frank Wheatley, CEO of Snow Lake.

"We look forward to welcoming all GUE shareholders as new Snow Lake shareholders, as we continue aggressively implementing our strategy to develop capabilities across the nuclear fuel cycle" Mr. Wheatley continued.

GUE Scheme Meetings

At the GUE Scheme Meetings held on January 27, 2026:

  Share Scheme Meeting:

    93.02% of GUE Shareholders present and voting at the Share Scheme Meeting were in favour of the Share Scheme Resolution; and

    99.19% of the total number of votes cast by GUE Shareholders at the Share Scheme Meeting were in favour of the Share Scheme Resolution; and

  Option Scheme Meeting:

    100% of the GUE Scheme Optionholders present and voting at the Option Scheme Meeting were in favour of the Option Scheme Resolution; and

    100% of the total number of votes cast by GUE Scheme Optionholders at the Option Scheme Meeting were in favour of the Option Scheme Resolution.

Details of the valid proxies received and votes cast at the Share Scheme Meeting and Option Scheme Meeting (as applicable) are set out in the attachment to GUE's ASX announcement of January 27, 20261.  Each of the Share Scheme Resolution and Option Scheme Resolution were passed by the requisite majorities.

Results of the Second Hearing of the Federal Court of Australia

On February 3, 2026, the Federal Court of Australia (the "Court") made orders approving the Share Scheme and Option Scheme, subject to certain amendments to the Share Scheme and Option Scheme described below.

GUE will lodge an office copy of the Court's orders with the Australian Securities and Investments Commission on Wednesday, February 4, 2026, at which time the Schemes will become legally Effective.  GUE expects that Australian Stock Exchange (the "ASX") will suspend GUE Shares from trading on ASX with effect from the close of trading on Wednesday, February 4, 2026.

Timetable and Next Steps

The key dates and times for implementation of the Schemes are as follows:

Event	Date
Effective Date	Wednesday, February 4, 2026
Last date of trading of GUE Shares on ASX	Wednesday, February 4, 2026
Record Date Record Date to determine entitlement to receive the Share Scheme Consideration and Option Scheme Consideration.	4:00 pm (AWST) on Friday, February 6, 2026

Last time and date to receive Opt-in Notices

Selling Scheme Shareholders who do not wish to receive New Snow Lake Shares may elect to participate in the Sale Facility by completing and returning an Opt-in Notice.

5:00 pm (AWST) on Friday, February 6, 2026
Implementation Date Issue of Share Scheme Consideration and Option Scheme Consideration. Dispatch of statements confirming the issue of New Snow Lake Shares and Snow Lake Scheme Warrants.	Friday, February 13, 2026
New Snow Lake Shares to commence trading on Nasdaq	Monday, February 16, 2026
Delisting of GUE from ASX Termination of official quotation of GUE Shares on ASX and GUE to be removed from the official list of ASX.	Monday, February 16, 2026

Note: All stated dates and times are indicative only. Any changes to the above timetable will be announced to ASX and will be available under GUE's profile on ASX at https://www.asx.com.au

1 www.globaluranium.com.au

Amendments to the Schemes and Condition Subsequent

Clause 3.1(f) of the Scheme Implementation Deed required as a condition precedent to the Share Scheme that "Approval for listing and trading on Nasdaq: the New Snow Lake Shares (to be issued as the Share Scheme Consideration) have been approved for listing and trading on Nasdaq".  Snow Lake was responsible for the satisfaction of this condition precedent.  In applying for this approval, Snow Lake was informed by Nasdaq that it would only be required to notify Nasdaq of the Schemes and proposed issuance of New Snow Lake Shares, with no formal Nasdaq approval requirement.  Snow Lake was also informed that Nasdaq will only review the notification after the Effective Date.

Given the above, the Share Scheme and Option Scheme have been amended such that the above condition precedent to the Share Scheme is amended to a condition subsequent to the Schemes, with the approval modified to a Nasdaq notification requirement.  Refer to the amended Share Scheme and amended Option Scheme attached to GUE's ASX announcement of February 3, 2026 (as Annexures A and B respectively) for further details2.

If the condition subsequent is satisfied by the date that is 15 Business Days after the Effective Date (the "Condition Subsequent End Date"), the Share Scheme and Option Scheme will be implemented.  If the condition subsequent is not satisfied by the Condition Subsequent End Date, the Share Scheme and Option Scheme will not proceed.

Snow Lake and GUE are confident that the condition subsequent will be satisfied.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd. is a Canadian nuclear fuel cycle and critical minerals company listed on Nasdaq:LITM, with a portfolio of U.S. focused uranium projects, together with interests in next-generation uranium enrichment and small modular reactors.  The Pine Ridge uranium project is an exploration stage project located in Wyoming, United States and the Engo Valley uranium project is an exploration stage project located on the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Canada, as well as investments in a number of public companies with critical minerals assets in North America.  Learn more at www.snowlakeenergy.com.

2 www.globaluranium.com.au

Forward-Looking Statements:  This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For Further Information:

Frank Wheatley	Investor Relations
Chief Executive Officer	ir@snowlakelithium.com
fw@snowlakelithium.com